EnzymeBioSystems
                             16773 W Park Drive
                          Chagrin Falls, Ohio, 44023
                         Telephone:  (440) 554-5417

September 8, 2009

VIA EDGAR TRANSMISSION
----------------------

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

RE:  Form S-1
     Request for Withdrawal of Registration Statement
     Filed on July 17, 2009
     Commission File No. 333-160649

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), EnzymeBioSystems, a Nevada corporation ("the Company") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, File No. 333-160649, together with all exhibits thereto (the "Registration Statement"). The Registration Statement was originally filed with the U. S. Securities and Exchange Commission ("SEC") on July 17, 2009.

The registration statement has not been declared effective. No sales of the Company's common stock have been, or will be made pursuant to the registration statement. This request for withdrawal is being filed for two reasons: 1) because the Company's Registration Statement is deficient in its compliance with the applicable disclosure requirements; and 2) on August 27, 2009, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Moore and Associates, Chartered, the Company's former auditor, because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation. The Company plans to re-file its Registration Statement once its new auditor has completed its audit. The new Registration Statement will address all previous comments from the Staff of the SEC.

Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.

Should you have any questions regarding this matter, please do not hesitate to contact Thomas C. Cook, Esq., legal counsel to the Registrant, at (702) 221-1925. Thank you for your attention to this matter.

Respectfully yours,

EnzymeBioSystems

By:   /s/ Ashot Martirosyan
-------------------------------------
          Ashot Martirosyan
          Principal Executive Officer